UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IKANOS COMMUNICATIONS, INC.

(Name of Subject Company)

King Acquisition Co.

(Name of Offeror)

a Wholly-owned Subsidiary of

Qualcomm Atheros, Inc.

(Parent of Offeror)

an Indirect Wholly-Owned Subsidiary of

QUALCOMM Incorporated

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

Donald J. Rosenberg

Executive Vice President, General Counsel and Corporate Secretary

Qualcomm Incorporated

5775 Morehouse Dr.

San Diego, California 92121

(858) 587-1121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Rama Padmanabhan

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,694,332	$5,890.69

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 17,228,613 outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Ikanos Communications, Inc. (“Ikanos”), multiplied by the offer price of $2.75 per Share, (ii) 39,800 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $2.75 per Share, multiplied by $0.86, which is the offer price of $2.75 per Share minus the weighted average exercise price for such options of $1.89 per Share, (iii) 1,116,448 restricted stock units multiplied by the offer price of $2.75 per Share and (iv) 76,795 Shares estimated to be subject to outstanding purchase rights under Ikanos Amended and Restated 2004 Employee Stock Purchase Plan multiplied by the offer price of $2.75 per Share. The calculation of the filing fee is based on information provided by Ikanos as of August 5, 2015.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, this “Schedule TO”) relates to the offer by King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Ikanos Communications, Inc., a Delaware corporation (“Ikanos”), at $2.75 per Share, net in cash, without interest (less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of August 19, 2015

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on August 19, 2015

(a)(5)(i)	Press Release issued by QUALCOMM Incorporated, dated August 6, 2015 (incorporated by reference to the Schedule TO-C filed by QUALCOMM Incorporated on August 6, 2015)

(a)(5)(ii)	Slide Deck used in connection with a meeting with Ikanos employees (incorporated by reference to the Schedule TO-C filed by QUALCOMM Incorporated on August 7, 2015)

(a)(5)(iii)	Slide Deck used in connection with a meeting with Ikanos employees (incorporated by reference to the Schedule TO-C filed by QUALCOMM Incorporated on August 17, 2015)

(d)(1)	Agreement and Plan of Merger, dated as of August 5, 2015, among Ikanos, Parent and Purchaser (incorporated by reference to the Current Report on Form 8-K/A filed by Ikanos on August 19, 2015)

(d)(2)	Form of Tender and Support Agreement, dated as of August 5, 2015, among Parent, Purchaser and certain stockholders of Ikanos (incorporated by reference to the Current Report on Form 8-K filed by Ikanos on August 6, 2015)

(d)(3)	Confidentiality Agreement, dated as of February 23, 2015, between QUALCOMM Incorporated and Ikanos

(d)(4)	Exclusivity Agreement, dated as of June 22, 2015, between Qualcomm Technologies, Inc. and Ikanos

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 19, 2015

King Acquisition Co.

By:	/s/ Daniel D. Vrechek
Name: Daniel D. Vrechek
Title: Secretary and Vice President

Qualcomm Atheros, Inc.

By:	/s/ Daniel D. Vrechek
Name: Daniel D. Vrechek
Title: Secretary, Vice President and General Counsel

QUALCOMM Incorporated

By:	/s/ Adam Schwenker
Name: Adam Schwenker
Title: Assistant Secretary, Vice President and Legal Counsel

4